                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                   FORM 11-K



                 Annual Report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1996

                         Commission File Number 1-1594




A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Second Amended and Restated
                           CROWLEY, MILNER & COMPANY
                              PROFIT SHARING PLAN
                           effective February 1, 1990



B. Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

                          CROWLEY, MILNER AND COMPANY
                         2301 West Lafayette Boulevard
                            Detroit, Michigan 48216

The following financial statements and exhibits are files as part of this report:

(a)  Financial Statements

        Report of Independent Auditors

        Statements of Assets Available for Benefits, with Fund Information - December 31, 1996 and 1995

        Statements of Changes in Assets Available for Benefits, with Fund Information - Years Ended December 31, 1996 and 1995

        Notes to Financial Statements

        Supplemental Schedules

                Item 27a - Schedule of Assets Held for Investment Purposes
                Item 27d - Schedule of Reportable Transactions

(b)  Exhibits - Consent of Independent Auditors

                        Audited Financial Statements and Schedules

                        Crowley, Milner and Company
                        Profit Sharing Plan

                        Years ended December 31, 1996 and 1995
                        with Report of Independent Auditors






























                               ERNST & YOUNG LLP

                         Crowley, Milner and Company
                              Profit Sharing Plan

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1996 and 1995



                                    Contents


Report of Independent Auditors

Audited Financial Statements

Statement of Assets Available for Benefits, with Fund Information
Statement of Changes in Assets Available for Benefits, with Fund Information Notes to Financial Statements

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes
Item 27d - Schedule of Reportable Transactions

                         Report of Independent Auditors



Administrative Committee
Crowley, Milner and Company Profit Sharing Plan

We were engaged to audit the accompanying financial statements and supplemental schedules of Crowley, Milner and Company Profit Sharing Plan ("the Plan") as of December 31, 1996 and 1995, and for the years then ended, as listed in the table of contents. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on the results of our audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, assets available for plan benefits of the Plan at December 31, 1996 and December 31, 1995, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment and reportable transactions as of and for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the Statement of Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.

The information presented in the "Schedules of Assets Held for Investment Purposes and Reportable Transactions" does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Ernst & Young LLP


June 13, 1997

                Crowley, Milner and Company Profit Sharing Plan

       Statement of Assets Available for Benefits, with Fund Information




                                                         Fund Information
------------------------------------------------------------------------------------------------------------------------------------
                                             Government  Intermediate   Equity       Equity     International        Loan/
                                             Securities     Bond        Income       Growth        Equity         Processing
                                                Fund        Fund         Fund         Fund         Index             Fund
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996

Assets

Investments at fair value  (Note 1)

  Royal Maccabee's separate accounts          $526,612    $656,764    $1,063,964    $1,225,893    $161,924

  Royal Maccabee's Guaranteed
    Investment Contract

  Company Stock

                                            ----------  ----------    ----------    ----------  ----------       ----------
Total investments                              526,612     656,764     1,063,964     1,225,893     161,924

Receivables:

  Participant loans receivable                                                                                     $144,804

  Participants' contributions                    4,276       4,118         6,577         7,831       2,067

  Employer's contribution                       17,478      13,651        22,544        25,324       6,774
                                            ----------  ----------    ----------    ----------  ----------       ----------
Total Receivables:                              21,754      17,769        29,121        33,155       8,841          144,804


Other
                                            ----------  ----------    ----------    ----------  ----------       ----------
Assets available for benefits                 $548,366    $674,533    $1,093,085    $1,259,048    $170,765         $144,804
                                            ==========  ==========    ==========    ==========  ==========       ==========

                                                         Fund Information
------------------------------------------------------------------------------------------------------------------------------------
                                               Royal        G.I.C.
                                             Maccabee's   Collective       S&P         Money
                                             Safty + #2   Safty + #1,      500         Market     Crowley
                                                Fund        #2 Fund       Fund          Fund       Stock            Total
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996

Assets

Investments at fair value  (Note 1)

  Royal Maccabee's separate accounts                    $1,658,799      $624,668      $346,534                   $6,265,158

  Royal Maccabee's Guaranteed
    Investment Contract                     $1,232,335                                                            1,232,335

  Company Stock                                                                                   $231,649          231,649
                                            ----------  ----------    ----------    ----------  ----------       ----------
Total investments                            1,232,335   1,658,799       624,668       346,534     231,649        7,729,142

Receivables:

  Participant loans receivable                                                                                      144,804

  Participants' contributions                   8,944            -         4,463         2,567       1,239           42,082

  Employer's contribution                      62,344            -        15,534        18,180     (19,537)         162,292
                                            ----------  ----------    ----------    ----------  ----------       ----------
Total Receivables:                             71,288            -        19,997        20,747     (18,298)         349,178


Other                                                                                               34,485           34,485
                                            ----------  ----------    ----------    ----------  ----------       ----------
Assets available for benefits               $1,303,623  $1,658,799      $644,665      $367,281    $247,836       $8,112,805
                                            ==========  ==========    ==========    ==========  ==========       ==========


                Crowley, Milner and Company Profit Sharing Plan

       Statement of Assets Available for Benefits, with Fund Information





                                Fund Information

------------------------------------------------------------------------------------------------------------------------------

                                        Government   Intermediate  Equity     Equity       International   Loan/
                                         Securities    Bond        Income     Growth       Equity          Processing
                                          Fund         Fund        Fund       Fund         Index           Fund
------------------------------------------------------------------------------------------------------------------------------



December 31, 1995

Assets

Investments at fair value  (Note 1)

 Royal Maccabee's separate accounts      $590,032        $798,979   $1,124,439  $ 1,068,050  $ 112,405

 Royal Maccabee's Guaranteed
  Investment Contract

 Company Stock
 Participant loans receivable                                                                               $ 152,856

Other                                                                   26,478      13,832
                                         --------        --------   ----------  ----------    --------      ---------
Assets available for benefits            $590,032        $798,979   $1,150,917  $1,081,882    $112,405      $ 152,856
                                         ========        ========   ==========  ==========    ========      =========





                                                         Fund Information
-------------------------------------------------------------------------------------------------------------------------

                                       Royal            G.I.C.      S&P     Money
                                      Maccabee's      Collective      500    Market      Crowley
                                       Safty Funds       Fund        Fund     Fund        Stock        Total
-------------------------------------------------------------------------------------------------------------------------



December 31, 1995

Assets

Investments at fair value  (Note 1)

 Royal Maccabee's separate accounts                     $ 1,898,938   $ 534,694  $ 366,108              $ 6,493,645

 Royal Maccabee's Guaranteed
  Investment Contract                  $1,630,792                                                       $ 1,630,792

 Company Stock                                                                               83,382          83,382
 Participant loans receivable                                                                           $   152,856

Other                                      (4,191)             (824)    (36,160)              8,770           7,905
                                       ----------       -----------   ---------  ---------   -------     ----------
Assets available for benefits          $1,626,601       $ 1,898,114   $ 498,534  $ 366,108  $92,152     $ 8,368,580
                                       ==========       ===========   =========  =========  =======     ===========

                Crowley, Milner and Company Profit Sharing Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1996



                                                         Fund Information
------------------------------------------------------------------------------------------------------------------------------------
                                             Government  Intermediate   Equity       Equity     International        Loan/
                                             Securities     Bond        Income       Growth        Equity         Processing
                                                Fund        Fund         Fund         Fund         Index             Fund
------------------------------------------------------------------------------------------------------------------------------------


Additions:

  Contributions:

    Participants                             $  53,496     $53,300    $   79,967    $   85,154    $ 18,232

    Crowley, Milner and Company                 23,372      17,565        28,242        31,415       8,199
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                                76,868      70,865       108,209       116,569      26,431

  Interest and dividend income                       -           -             -             -           -        $  10,204
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                                76,868      70,865       108,209       116,569      26,431           10,204

Deductions:

  Participants' accounts distributed
   upon withdrawal                             129,366      87,352       205,630       159,512      10,455            1,629

  Fees                                           3,259       4,229         6,117         6,635         761                -

  Other (additions)                                  -           -             -             -           -             (126)
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                               132,625      91,581       211,747       166,147      11,216            1,503

Realized and unrealized gain on
  investments                                   21,520      24,279       138,297       184,666      15,191                -

Net transfers between funds                     (7,429)   (128,009)      (92,591)       42,078      27,954          (16,753)
                                            ----------  ----------    ----------    ----------  ----------       ----------
Net increase (decrease)                        (41,666)   (124,446)      (57,832)      177,166      58,360           (8,052)

Assets available for benefits
  beginning of year                            590,032     798,979     1,150,917     1,081,882     112,405          152,856
                                            ----------  ----------    ----------    ----------  ----------       ----------
Assets available for benefits
  end of year                                 $548,366    $674,533    $1,093,085    $1,259,048    $170,765         $144,804
                                            ==========  ==========    ==========    ==========  ==========       ==========

                                                         Fund Information
------------------------------------------------------------------------------------------------------------------------------------
                                               Royal        G.I.C.
                                             Maccabee's   Collective       S&P         Money
                                             Safty + #2   Safty + #1,      500         Market     Crowley
                                                Fund        #2 Fund       Fund          Fund       Stock            Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:

     Contributions:

     Participants                            $ 112,383                  $ 43,606      $ 33,796   $  18,663        $ 498,597

     Crowley, Milner and Company                49,771           -        18,454        22,960      42,030          242,008
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                              162,154            -        62,060        56,756      60,693          740,605

     Interest and dividend income               97,845    $165,260             -             -         788          274,097
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                               259,999     165,260        62,060        56,756      61,481        1,014,702
Deductions:

     Participants' accounts distributed
     upon withdrawal                           595,840     404,575       170,115        57,746      11,475        1,833,695
     Fees                                        8,087           -         2,967         2,401                       34,456

     Other (additions)                         (13,571)          -             -                      (867)         (14,564)
                                            ----------  ----------    ----------    ----------  ----------       ----------
                                               590,356     404,575       173,082        60,147      10,608        1,853,587

Realized and unrealized gain on
     investments                                     -           -       120,033        19,892      59,232          583,110

Net transfers between funds                      7,379           -       137,120       (15,328)     45,579                0
                                            ----------  ----------    ----------    ----------  ----------       ----------
Net increase (decrease)                       (322,978)   (239,315)      146,131           893     155,684         (255,775)

Assets available for benefits
     beginning of year                       1,626,601   1,898,114       498,534       366,108      92,152        8,368,580
                                            ----------  ----------    ----------    ----------  ----------       ----------
Assets available for benefits
     end of year                            $1,303,623  $1,658,799      $644,665      $367,281    $247,836       $8,112,805
                                            ==========  ==========    ==========    ==========  ==========       ==========



                Crowley, Milner and Company Profit Sharing Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1995


                                Fund Information

------------------------------------------------------------------------------------------------------------------------------------


                                      Government    Intermediate    Equity     Equity    International     Loan/
                                       Securities      Bond          Income     Growth       Equity        Processing
                                        Fund          Fund           Fund       Fund         Index          Fund
------------------------------------------------------------------------------------------------------------------------------------

Additions:

 Contributions:

  Participants                           $  59,407      $ 63,867    $   74,161   $   73,430   $  20,134

  Crowley, Milner and Company               13,631         8,766        10,435       11,838       3,185
                                         ---------      --------    ----------   ----------   ---------      ----------
                                            73,038        72,633        84,596       85,268      23,319

Interest and dividend income                     -             -             -            -           -      $   13,486
                                         ---------     ---------    ----------   ----------   ---------      ----------
                                            73,038        72,633        84,596       85,268      23,319          13,486

Deductions:

 Participants' accounts distributed
  upon withdrawal                          164,689      127,334        193,592      158,744      42,991          30,248

Fees                                         3,451        4,736          6,144        5,758         995               -
Other (additions) deductions                   (39)        (753)          (772)        (364)       (111)              -
                                         ---------     ---------    ----------   ----------   ---------      ----------
                                           168,101      131,317        198,964      164,138      43,875          30,248

Realized and unrealized gain (loss) on
 investments                                81,753      153,895        348,395      258,392      (5,210)              -

Net transfers between funds                 (9,740)     (59,444)        76,554       36,691    (193,857)         49,345
                                         ---------     ---------    ----------   ----------   ---------      ----------
Net increase (decrease)                    (23,050)      35,767        310,581      216,213    (219,623)         32,583

Assets available for benefits
 beginning of year                         613,082      763,212        840,336      865,669     332,028         120,273
                                         ---------     ---------    ----------   ----------   ---------      ----------
Assets available for benefits
 end of year                             $ 590,032     $798,979     $1,150,917   $1,081,882   $ 112,405      $  152,856
                                         =========     =========    ==========   ==========   =========      ==========









------------------------------------------------------------------------------------------------------------------------------------
                                             Royal                 G.I.C.
                                            Maccabee's          Collective          S&P         Money
                                            Safty + #2          Safty + #1,         500         Market        Crowley
                                            Fund                #2  Fund            Fund        Fund          Stock       Total
------------------------------------------------------------------------------------------------------------------------------------

Additions:

 Contributions:

  Participants                               $  123,493                            $ 30,143      $  29,379    $  5,217  $  479,231

  Crowley, Milner and Company                    30,411                               5,343         18,206       8,820     110,635
                                             ----------           ---------        --------      ---------    --------  ----------
                                                153,904                              35,486         47,585      14,037     589,866

Interest and dividend income                    117,563           $ 201,438               -         26,177      28,982     387,646
                                             ----------           ---------        --------      ---------    --------  ----------
                                                271,467             201,438          35,486         73,762      43,019     977,512

Deductions:

 Participants' accounts distributed
  upon withdrawal                               390,694              737,913         70,027        133,996       4,624   2,054,852

 Fees                                             9,616                  267          2,755          2,700           -      36,422
 Other (additions) deductions                    (1,610)               3,321           (819)             -           -      (1,147)
                                             ----------           ---------        --------      ---------    --------  ----------
                                                398,700              741,501         71,963        136,696       4,624   2,090,127

Realized and unrealized gain (loss) on
 investments                                                                        118,318              -           -     955,543

Net transfers between funds                      41,717                 (235)        98,143        (92,931)     53,757           -
                                             ----------           ---------        --------      ---------    --------  ----------
Net increase (decrease)                         (85,516)            (540,298)       179,984       (155,865)     92,152    (157,072)

Assets available for benefits
 beginning of year                            1,712,117            2,438,412        318,550        521,973           -   8,525,652
                                             ----------           ---------        --------      ---------    --------  ----------
Assets available for benefits
 end of year                                 $1,626,601           $1,898,114       $498,534      $ 366,108    $ 92,152  $8,368,580
                                             ==========           ==========       ========      =========    ========  ==========


                Crowley, Milner and Company Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 1996

1. Description of the Plan

Crowley, Milner and Company Profit Sharing Plan (the Plan) is a voluntary, defined contribution plan established February 1, 1984 covering all eligible employees of Crowley, Milner and Company (the Company).

Information about the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description, copies of which are available from the Human Resource Office of the Company.

Eligible employees may make annual contributions to the Plan up to a maximum amount as allowed by Internal Revenue Code of 1986 (the Code).

The Company contributes to employee accounts as stipulated in the Plan.

The Company has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2. Summary of Significant Accounting Policies

The fair value of the participation units owned by the Plan in the Royal Maccabees Life Insurance Company (RMLK) separate accounts represent their cash equivalent values on the last business day of the Plan year. The fair value of the Company s stock is valued at the last reported sales price on the last business day of the Plan year.

The Royal Maccabees Life Insurance Company guaranteed investment contract is invested in the Bankers Trust Company - Pyramid Open End GIC Fund and Treasury Yield Plus (SAFTY Funds) at a guaranteed effective annual rate of interest for a specified period of time.

Administrative expenses incurred are borne by the Company, and fees associated with the funds are borne by the participants.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Code and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC and the Employee Retirement Income Security Act of 1974 to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                Crowley, Milner and Company Profit Sharing Plan
                 Employee Identification/Plan #: 38-0454910/002

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996

                                                 Description of Investment Including
Identity of Issue, Borrower,                     Maturity Date, Rate of Interest,
  Lessor or Similar Party                        Collateral, Par or Maturity Value
--------------------------------------------------------------------------------------------------------------------

*Royal Maccabees Government Securities Fund           Government Securities Account-37,102 units
*Royal Maccabees Intermediate Bond Fund               Intermediate Bond Account-40,233 units
*Royal Maccabees Equity Income Fund                   Equity Income Account-21,015 units
*Royal Maccabees Equity Growth Fund                   Equity Growth Account-26,132 units
*Royal Maccabees International Equity Index           International Equity Index Account-11,775 units
*Royal Maccabees Guaranteed Investment Contract       Flexible Funding Contract Guaranteed
                                                        through 1/31/99 effective annual rate
                                                        of credited interest of 9.25%
*Royal Maccabees Safety + #2 Fund                      Flexible Funding Contract effective annual
                                                       rate of credited interest of 5.54%
*Royal Maccabees Safety + #3 Fund                      Flexible Funding Contract effective annual
                                                        rate of credited interest at 7.26%
*Royal Maccabees Safety + #4 Fund                      Flexible Funding Contract effective annual
                                                        rate of credited interest of 7.36%
*Royal Maccabees Saf-Tr #5 Fund                        Flexible Funding Contract effective annual
                                                        rate of credited interest of 6.00%
*Royal Maccabees S&P 500 Fund                          S&P 500 Account-8,894 units
*Royal Maccabees Money Market Fund                     Money Market Account-12,347 units
*Royal Maccabees Short Term Investment                 Short Term Fund
*Crowley Milner and Company                            Crowley Milner and Company Stock-22,154
                                                        shares


*Participant loans                                     Various loans 7%-11%



Identity of Issue, Borrower,                                           Cost of         Proceeds of    Current
  Lessor or Similar Party                                              Acquisition     Disposition    Value
-----------------------------------------------------------------------------------------------------------------

*Royal Maccabees Government Securities Fund                             $  526,612                  $  526,612
*Royal Maccabees Intermediate Bond Fund                                    656,764                     656,764
*Royal Maccabees Equity Income Fund                                      1,063,964                   1,063,964
*Royal Maccabees Equity Growth Fund                                      1,225,893                   1,225,893
*Royal Maccabees International Equity Index                                161,924                     161,924
*Royal Maccabees Guaranteed Investment Contract                          1,658,799


*Royal Maccabees Safety + #2 Fund                                           79,697

*Royal Maccabees Safety + #3 Fund                                          201,547

*Royal Maccabees Safety + #4 Fund                                          166,488

*Royal Maccabees Saf-Tr #5 Fund                                            127,827

*Royal Maccabees S&P 500 Fund                                              624,668                     624,668
*Royal Maccabees Money Market Fund                                         346,534                     346,534
*Royal Maccabees Short Term Investment                                     656,776                     656,776
*Crowley Milner and Company                                                231,649                     231,649
                                                                        ----------                  ----------

Total investments                                                       $7,729,142      $           $7,729,142
                                                                        ==========      =========   ==========
*Participant loans                                                      $  144,804      $           $  144,804
                                                                        ==========      =========   ==========


There were no investment assets reportable as acquired and disposed of during the year.

*Party-in-interest.

                Crowley, Milner and Company Profit Sharing Plan
                 Employee Identification/Plan #: 38-0454910/002

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996



                                                                                                                    Expense
                                         Description of Asset (Including                                           Incurred
                                         Interest Rate and Maturity in      Purchase     Selling       Lease          With
Identity of Party Involved                 Case of a Loan)                    Price        Price       Rental      Transaction
---------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
 involving securities of the same issue
 which, when aggregated, involve an
 amount in excess of 5% of the current
 value of plan assets:
 Royal Maccabees Life Insurance
  Company                                        SAFTY + #1
                                                  12 purchases                $  57,343
                                                 118 sales                                 $ 963,899

                                                 S&P 500
                                                  77 purchases                  264,735
                                                  66 sales                                   173,653

                                                Equity Growth
                                                  73 purchases                  335,210

                                                  92 sales                                   172,779

                                                Short-Term Investments
                                                  76 purchases                  720,084
                                                  59 sales                                   137,816



                                                                                          Current
                                                                                          Value of
                                           Description of Asset (Including    Cost          Asset on       Net
                                           Interest Rate and Maturity in       of         Transaction      Gain
Identity of Party Involved                   Case of a Loan)                  Asset           Date         (Loss)
---------------------------------------------------------------------------------------------------------------------------------


Category iii) A series of transactions
 involving securities of the same issue
 which, when aggregated, involve an
 amount in excess of 5% of the current
 value of plan assets:
 Royal Maccabees Life Insurance
  Company                                        SAFTY + #1
                                                  12 purchases                   $  57,343    $  57,343
                                                 118 sales                                    $ 963,899       *

                                                 S&P 500
                                                  77 purchases                     264,735      264,735
                                                  66 sales                                      173,653        *

                                                Equity Growth
                                                  73 purchases                     335,210      335,210
                                                  92 sales                                      172,779        *

                                                Short-Term Investments
                                                  76 purchases                    720,084       720,084
                                                  59 sales                                      137,816        *



There were no category i) ii) or iv) reportable transactions.

*Trustee does not track cost. All investments are repriced to market on a daily basis.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Crowley, Milner and Company, as the employer-sponsor of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SECOND AMENDED AND RESTATED CROWLEY,
                                        MILNER & COMPANY PROFIT SHARING PLAN
                                        EFFECTIVE FEBRUARY 1, 1990


                                        By:  CROWLEY, MILNER AND COMPANY


                                             By: /S/ John R. Dallacqua
                                                 ------------------------------
                                                 John R. Dallacqua, Vice
                                                 President-Finance

Dated:  September 2, 1997

                                EXHIBIT INDEX



Exhibit
  No.           Description

  23            Consent of Independent Auditors.